                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            UNITED DENTAL CARE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  91018H 10 1
                                 (CUSIP Number)

       Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

       *The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.1

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       _________________________________





____________________

    1 Pursuant to Rule 13d-2(c), this Amendment No. 1, which is the first electronic amendment to a paper format Schedule 13G, restates the entire text of the Schedule 13G, as amended as of December 31, 1996.





                              Page 1 of 5 pages

  CUSIP NO.      91018H 10 1                          Page 2 of 5 Pages
            ----------------------------            ----------------------------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                The RMA Trust
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas

--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                          - 0 -
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER

           OWNED BY                         389,250
                               -------------------------------------------------
             EACH              7     SOLE DISPOSITIVE POWER

          REPORTING                         - 0 -
                               -------------------------------------------------
            PERSON             8     SHARED DISPOSITIVE POWER

             WITH                           389,250
--------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                389,250
--------------------------------------------------------------------------------
  10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                4.4%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

                OO
--------------------------------------------------------------------------------


                     * SEE INSTRUCTION BEFORE FILLING OUT!





                                 Page 2 of 5 Pages

Item 1(a) Name of issuer:

       United Dental Care, Inc.

Item 1(b) Address of issuer's principal executive offices:

       14755 Preston Road, Suite 300
       Dallas, Texas 75240

Item 2(a) Name of person filing:

       The RMA Trust

Item 2(b) Address or principal business office or, if none, residence:

       c/o Citibank, N.A.
       153 East 53rd Street, 25th Floor
       New York, New York 10043

Item 2(c) Citizenship:

       See Item 4 of Cover Page

Item 2(d) Title of class of securities:

       Common Stock

Item 2(e) CUSIP No.:

       91018H 10 1

Item 3.  Not Applicable

Item 4.  Ownership.

(a) Amount beneficially owned:

       See Item 9 of Cover Page

(b) Percent of class:

       See Item 11 of Cover Page





                                 Page 3 of 5 Pages

(c) Number of shares as to which such person has:

   (i) Sole power to vote or to direct the vote:

       See Item 5 of Cover Page

  (ii) Shared power to vote or to direct the vote:

       See Item 6 of Cover Page

 (iii) Sole power to dispose or to direct the disposition of:

       See Item 7 of Cover Page

  (iv) Shared power to dispose or to direct the disposition of:

       See Item 8 of Cover Page

Item 5.  Ownership of 5 Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

       George E. Bello and Citibank, N.A. are trustees having shared voting and investment power under The RMA Trust (the "Trust") which owns 389,250 shares of Common Stock of the Company which are reflected on this
       Schedule 13G as beneficially owned by the Trust. The shares are held by the Trust for the benefit of relatives of Jack R. Anderson.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

       Not Applicable

Item 8.  Identification and Classification of Members of the Group.

       Not Applicable

Item 9.  Notice of Dissolution of Group.

       Not Applicable

Item 10. Certification.

       Not applicable.





                                 Page 4 of 5 Pages

                                   Signature

       After reasonable inquiry and to the best of his knowledge and belief, the undersigned, on behalf of The RMA Trust, certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 1997

THE RMA TRUST


By:    /s/ George E. Bello, Trustee
   ------------------------------------------
    George E. Bello, Trustee of The RMA Trust





                                 Page 5 of 5 Pages